SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610	Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017, United States +1-212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

Subsection “(ii)” of the fourth paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and restated as follows:

“(ii)    the absence of a Material Adverse Effect (as defined below) occurring at any time after January 5, 2018 and prior to the time the results of the Initial Acceptance Period (as defined below) are published (which shall be within five (5) Business Days following the Initial Expiration Date, as defined below). “Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, has resulted or would reasonably be expected to result (in the latter case, insofar as this probability is confirmed by an independent expert) in a loss or liability for the Group (as defined below), taken as a whole, having a negative impact of more than €15 million (after taxes) on the Company’s consolidated net assets (whether such Effect materializes before, on or after the Completion of the Bid, as defined below), excluding any Effect resulting from:

(a)    changes in IFRS (as defined below), generally accepted accounting principles in Belgium, Spain or the U.S., as applicable, or any other applicable accounting standards or the official interpretation thereof;

(b) changes in the financial or securities markets or general economic, regulatory or political conditions in Belgium, Spain, the U.S. or Japan;

(c) changes of Applicable Law (as defined below) or the official interpretation thereof affecting the existing business operations of the Group or changes of conditions affecting the geographical markets in which the members of the Group operate. “Applicable Law” means, with respect to any of the Offeror or the Company, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental entity (i.e., any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant persons or its business, property, assets or operations), or stock exchange or similar body, that is binding upon such party, as amended unless expressly specified otherwise;

(d) acts of war, sabotage or terrorism, hurricanes, floods, wildfires, tornados, earthquakes or other natural disasters or acts of God involving Belgium, Spain, the U.S. or Japan;

(e) the announcement of the Offers or the Completion of the Bid, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (excluding key employees of the Company listed on Schedule 1 of the Offer and Support Agreement, other than any such key employee who voluntarily terminates his/her employment relationship with any member of the Group) of the Group (otherwise than through a breach of the Offer and Support Agreement by any member of the Group);

(f) any failure by any member of the Group to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, including any decline in the price of, or variation in the trading volume of, any securities issued by any member of the Group (otherwise than through a breach of the Offer and Support Agreement by any member of the Group);

(g) any action taken (or omitted to be taken) at the written request of the Offeror;

(h) any action omitted to be taken by the Company that requires the written consent of the Offeror pursuant to the Offer and Support Agreement to the extent that the Offeror fails to give its reasonable consent thereto after a written request therefor pursuant to the terms of the Offer and Support Agreement;

(i) any action taken by any member of the Group that is required pursuant to the Offer and Support Agreement;

(j) any change, event, occurrence or development relating to the products or product candidates of the Group; and

(k) any breach of the Offer and Support Agreement by the Offeror.”

The tenth paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and restated as follows:

“The Second Acceptance Period will be applicable to each of the U.S. Offer and the Belgian Offer and the expiration date of the Second Acceptance Period will be the same for each of the U.S. Offer and the Belgian Offer. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Second Acceptance Period will have withdrawal rights during the Second Acceptance Period with respect to such tendered securities. The Offeror is required to pay for Shares and ADSs that are validly tendered and not withdrawn during the Second Acceptance Period within ten (10) Business Days following the publication of the results of the Second Acceptance Period (which publication shall occur within five (5) Business Days following the expiration of the Second Acceptance Period). The results of the Second Acceptance Period will be published in one or more national Belgian newspapers and will be published via press release in the U.S. and Belgium. The publication with the results of the Second Acceptance Period is subject to the FSMA’s prior approval.”

The eleventh paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and restated as follows:

“If, following the expiration of the Initial Acceptance Period or following the expiration of the Second Acceptance Period, the Offeror holds, as a result of the Offers, at least 90% of the outstanding Shares (including Shares represented by ADSs), the Offeror must provide for a subsequent offering period of at least five (5) Business Days and no more than fifteen (15) Business Days (the “Mandatory Subsequent Offering Period”). The Mandatory Subsequent Offering Period will commence immediately following the publication of the results of the Initial Acceptance Period or Second Acceptance Period, as applicable. Such results will be published within five (5) Business Days following the Initial Expiration Date or following the date and time of the expiration of the Second Acceptance Period. If the Mandatory Subsequent Offering Period were required to be undertaken following the Initial Acceptance Period, the Offeror will commence such Mandatory Subsequent Acceptance Period in accordance with the timing of the Second Acceptance Period, as described above, in which case such Mandatory Subsequent Offering Period would satisfy the requirements of the Second Acceptance Period. The Mandatory Subsequent

Offering Period, if applicable, would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Mandatory Subsequent Offering Period would be an additional period of time during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer prior to 10:00 a.m., New York City time, on the Initial Expiration Date or prior to the date and time of the expiration of the Second Acceptance Period, as applicable. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Mandatory Subsequent Offering Period will have withdrawal rights during the Mandatory Subsequent Offering Period with respect to such tendered securities. If the Mandatory Subsequent Offering Period is provided, the Offeror shall pay for Shares and ADSs that are validly tendered and not withdrawn during the Mandatory Subsequent Offering Period within ten (10) Business Days following the publication of the results of the Mandatory Subsequent Offering Period, in accordance with Belgian law. The results of the Mandatory Subsequent Offering Period will be published in one or more national Belgian newspapers and will be published via press release in the U.S. and Belgium. The publication with the results of the Mandatory Subsequent Offering Period is subject to the FSMA’s prior approval.”

Item 4. The Solicitation or Recommendation.

The following paragraph is hereby added immediately following the last paragraph in “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.” of the Schedule 14D-9:

“In addition, to the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, with respect to Securities over which they have sole dispositive power, each of the Company Executive Officers who are not a party to the Directors’ and CFO’s Irrevocable Undertakings (i.e., Wilfried Dalemans, Chief Technical Officer of the Company, and Marie Paule Richard, Chief Medical Officer of the Company) currently intends to (i) tender all Shares and ADSs in the Offers, as applicable, and (ii) tender all Warrants in the Belgian Offer or exercise all Warrants and tender all underlying Shares in the Offers, as applicable.”

The penultimate paragraph in “Item 4. The Solicitation or Recommendation—(d) Opinion of Company’s Financial Advisor.” of the Schedule 14D-9 is hereby amended and restated as follows:

“On November 17, 2017 Cowen was engaged by the Company to act as its financial advisor in connection with the Offers and to render an opinion to the Board of Directors because Cowen is an internationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of the Company for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of its opinion, Cowen has served as a joint book-running managing underwriter to the Company and has received fees for the rendering of such services of approximately $500,000, and has not received any fees for financial advisory or financing services from the Offeror or any other party to the Offers. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company or the Offeror and may receive fees for the rendering of such services. The issuance of Cowen’s opinion was approved by Cowen’s Fairness Opinion Review Committee.”

Item 8. Additional Information.

“Item 8. Additional Information—(c) Annual and Current Reports.” of the Schedule 14D-9 is hereby amended and restated as follows:

“For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018, which has been filed as Exhibit (a)(1)(AD) to this Statement and is incorporated by reference herein.”

The fifth to last paragraph in “Item 8. Additional Information—(d) Certain Projected Financial Information.” of the Schedule 14D-9 is hereby amended and restated as follows:

“The assumptions and estimates underlying the Management Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offers are completed.”

Item 9. Exhibits

The following is hereby added to the list of exhibits, immediately following Exhibit No. (a)(1)(AC)* “Opinion of Cowen and Company, LLC, dated January 4, 2018 (included as Annex A to this Statement).”:

Exhibit No.	Description

(a)(1)(AD)	Company’s Annual Report for the fiscal year ended December 31, 2017 (incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by the Company on April 16, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

Dated: May 11, 2018